UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
COMMISSION FILE NUMBER: 333-137405
STRATOS GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)
6901 ROCKLEDGE DRIVE, SUITE 900
BETHESDA, MARYLAND 20817
(301) 214-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9-7/8% SENIOR NOTES DUE 2014
(and the guarantees thereof)
(Title of each class of securities covered by this Form)
NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☑
Rule 12h-3(b)(1)(i)	☐
     Approximate number of holders of record as of the certification or notice date: 21

     Pursuant to the requirements of the Securities Exchange Act of 1934, Stratos Global Corporation and the guarantors of the 9-7/8% Senior Notes Due 2014 have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STRATOS GLOBAL CORPORATION
By:	/s/ Richard E. Harris
	Name:	Richard E. Harris
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

STRATOS CANADA INC.
STRATOS WIRELESS INC.
STRATOS FUNDING COMPANY
STRATOS HOLDINGS (CYPRUS) LIMITED
STRATOS FINANCE (IRELAND) LIMITED
STRATOS LFC S.A.
STRATOS INVESTMENTS B.V.
STRATOS NEW ZEALAND LIMITED
STRATOS NZ HOLDINGS LIMITED
STRATOS AERONAUTICAL LIMITED
STRATOS GLOBAL HOLDINGS LIMITED
STRATOS GLOBAL LIMITED
STRATOS SERVICES LIMITED
STRATOS COMMUNICATIONS, INC.
STRATOS FINANCIAL, LLC
STRATOS FINANCING LUX, LLC
STRATOS FUNDING LLC
STRATOS FUNDING LP
STRATOS GOVERNMENT SERVICES, INC.
STRATOS HOLDINGS, INC.
STRATOS MOBILE NETWORKS, INC.
STRATOS MOBILE NETWORKS (USA), L.L.C.
STRATOS OFFSHORE SERVICES COMPANY

By:	/s/ Richard E. Harris
	Name:	Richard E. Harris
	Title:	Attorney-in-Fact

Date: February 12, 2007